Exhibit 28(h)(4)

March 25, 2010

To the Trustees of:

DoubleLine Funds Trust

333 South Grand Avenue, Suite 1800

Los Angeles, CA 90071

Re:	Expense Limitation Agreement

Gentlemen:

With reference to the Investment Advisory and Management Agreement entered into by DoubleLine Capital LP (the “Adviser”) and the DoubleLine Funds Trust (the “Trust”) dated March 25, 2010, we hereby notify you as follows:

1. The Adviser hereby agrees to waive its investment advisory fee or other fund-wide expenses or to reimburse the ordinary operating expenses of the DoubleLine Total Return Bond Fund, DoubleLine Core Fixed Income Fund and DoubleLine Emerging Markets Fixed Income Fund (each, a “Fund” and together the “Funds”) to the extent necessary to limit the ordinary class-specific operating expenses to an amount not to exceed:

a.	with respect to the DoubleLine Total Return Bond Fund and DoubleLine Core Fixed Income Fund, the lesser of (i) 0.49% for the Class I shares or 0.74% for the Class N shares and (ii) the trailing twelve-month expense ratio average for comparable funds reasonably selected by the Adviser or its delegate at the beginning of the Trust’s fiscal year, as calculated by Lipper Inc.; and

b.	with respect to DoubleLine Emerging Markets Fixed Income Fund, the trailing twelve-month expense ratio average for comparable funds reasonably selected by the Adviser or its delegate at the beginning of the Trust’s fiscal year, as calculated by Lipper Inc.

For the purposes of this agreement, “ordinary class-specific operating expenses” exclude taxes, commissions, mark-ups, litigation expenses, indemnification expenses, interest expenses, and any other extraordinary expense.

2. To the extent that the Adviser waives its investment advisory fee or other fund-wide expenses and/or reimburses the ordinary operating expenses of any Fund and/or other class-specific expenses to satisfy the limitations set forth in this agreement, the Adviser may seek reimbursement from such Fund of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, subject to these expense limitations.

3. The Adviser may terminate these expense limitations at any time commencing one year after the effective date of the Registration Statement of the Trust. Prior to such time, the expense limitation arrangement set forth above for each of the Funds may only be modified by a majority vote of the “non-interested” trustees of the Trust, as defined under the Investment Company act of 1940, as amended (the “1940 Act”) affected.

4. We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-1A for the above referenced Funds with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the 1940 Act, and expressly permit you to do so.

Very truly yours,

DOUBLELINE CAPITAL LP,

By: DoubleLine Capital GP LLC, its general partner

By:	/S/ ALLAN R. TOOLE
Name: Allan R. Toole
Title: Chief Risk Officer

ACCEPTED AND AGREED TO ON BEHALF OF:

DoubleLine Total Return Bond Fund

DoubleLine Core Fixed Income Fund

DoubleLine Emerging Markets Fixed Income Fund

DOUBLELINE FUNDS TRUST

By:	/S/ RONALD R. REDELL
Name: Ronald R. Redell
Title: President